FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.....   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....   No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES Ps. 1,259 MILLION IN CIVIL CONSTRUCTION CONTRACTS

Mexico City, August 17, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the signing of four contracts for civil construction projects for a total of Ps. 1,259 million.

Aeropuertos y Servicios Auxiliares (ASA), acting through its Airport Project, Construction, and Maintenance Department, awarded ICA Civil Construction two contracts after an international bidding process. The projects are:

  In association with Doppelmayr Cable Car GMBH & Co, the design, construction, putting into service, technology transfer, and training for an Automated People Mover (APM) that will connect Terminals 1 and 2 of the airport. The fixed price contract has a value of Ps. 677.6 million, and is scheduled to be carried out over 16 months, beginning in August 2005, with completion scheduled for December 2006. Of the total value of the contract, Ps. 190 million corresponds to Civil Construction, and the remainder is for equipment. ICA will consolidate the total amount of the contract.
  The deep foundation work, using piles and drilled shafts 30 and 60 meters deep, respectively; and the construction of reinforcement beams, fills, and concrete bases for the northern finger, southern finger, main terminal building, hotel patio, and covered parking garage for the new Terminal 2. The unit price contract is worth Ps. 373.4 million, and is scheduled to be carried out over 7 months, with completion scheduled for March 2006.

Operadora Mexicana de Aeropuertos (OMA) awarded ICA the contract for the repaving of the Monterrey International Airport runway through a bidding process. The unit price contract is worth Ps. 24.5 million and is scheduled to be concluded on October 30, 2005.

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The Ministry of Transport and Communications (SCT) awarded ICA the contract for the construction of the Arriaga-Ocozocuautla highway in Chiapas through an international public bidding process. Work includes the construction and earthworks for the roadway, a drainage system, asphalt concrete pavement, tunnels, and viaducts on a sub portion of Kilometer 17+180, and sealing and road signs on Kilometer 20+700. The highway is 5.2 kilometers long and will also include the construction of two tunnels of 60 and 200 meter length. The unit price contract is worth Ps. 184 million and is scheduled for completion in 15 months, on November 13, 2006.

ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance